UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission File Number 0-13089

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

Whitney Bank Savings Plus Plan

(now part of the Hancock Holding Company 401(k) Savings Plan and Trust)

B.	Name of the issuer of the securities held pursuant to the plan and the address of its executive office:

HANCOCK HOLDING COMPANY,

SUCCESSOR TO WHITNEY HOLDING CORPORATION

One Hancock Plaza

2510 14th Street

Gulfport, Mississippi 39501

Whitney Bank Savings Plus Plan

Index

December 31, 2012 and 2011

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Report of Independent Auditors

To the Participants and Administrator of

Whitney Bank Savings Plus Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Whitney Bank Savings Plus Plan (the “Plan”) at December 31, 2012 and 2011, and the changes in net assets available for plan benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, the Plan was merged into the Hancock Holding Company 401(k) Savings Plan.

/s/ PricewaterhouseCoopers LLP

New Orleans, Louisiana

June 28, 2013

Whitney Bank Savings Plus Plan

Statements of Net Assets Available for Plan Benefits

December 31, 2012 and 2011

	2012	2011
Assets
Investments, at fair value	$—	$140,360,632
Notes receivable from participants	—	2,914,264
Contributions receivable	—	1,638,343
Due from broker for securities sold	—	44,790

Total assets	—	144,958,029

Net assets available for plan benefits, at fair value	—	144,958,029
Adjustment from fair value to contract value for indirect interest in benefit-responsive investment contracts	—	(848,448)

Net assets available for plan benefits	$—	$144,109,581

The accompanying notes are an integral part of these financial statements.

Whitney Bank Savings Plus Plan

Statement of Changes in Net Assets Available for Plan Benefits

Year End December 31, 2012

Additions:
Investment income
Net appreciation in fair value of investments	$11,799,262
Dividends	3,000,715

Total investment income	14,799,977

Interest income from notes receivable from participants	111,933

Contributions
Employer	6,108,632
Employee	7,203,430
Rollover	381,601

Total contributions	13,693,663

Total additions	28,605,573

Deductions:
Benefits paid to participants	36,164,388
Administrative expenses	18,960
Transfer to Hancock Holding Company 401(k) Savings Plan	136,531,806

Total deductions	172,715,154

Decrease in net assets available for plan benefits	(144,109,581)
Net assets available for plan benefits
Beginning of year	144,109,581

End of year	$—

The accompanying notes are an integral part of these financial statements.

Whitney Bank Savings Plus Plan

Notes to Financial Statements

December 31, 2012

1.	Plan Description

General

The following description of the Plan provides only general information. Participants should refer to the Hancock Holding Company Summary Plan description (“SPD”) for a more complete description of the Plan’s provisions.

The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Merger

On June 4, 2011 (the “Merger Date”), Whitney Holding Corporation, the parent of Whitney National Bank (“Legacy Whitney”), completed its merger with and into Hancock Holding Company (“Hancock”). Simultaneous with the merger, Legacy Whitney merged with and into Hancock Bank of Louisiana, a wholly owned subsidiary of Hancock, with Hancock Bank of Louisiana surviving the merger and continuing its corporate existence under the name “Whitney Bank” (the “Bank”). The Plan continued under substantially the same terms and conditions as existed prior to the Merger Date.

On December 31, 2012 (the Plan Merger Date), the Whitney Bank Savings Plus Plan (the “Plan”) was merged into the Hancock Holding Company 401(k) Savings Plan (“Hancock Plan”). Effective with the merger, all of the assets, liabilities and participant accounts of the Plan were transferred to the Hancock Plan and are no longer reported in the Plan’s financial statements. Participants should refer to the Hancock SPD for a description of the provisions that will govern their participation and benefits effective January 1, 2013. The Plan description that follows covers only those provisions in effect through the Plan Merger Date.

Plan Administration

Hancock Bank, a wholly-owned subsidiary of Hancock, administers the Plan acting through its Human Resources Department, and serves as Trustee for the Plan. The Plan’s employee account record maintenance function is performed by an outside service organization, Fidelity Investments Institutional Operations Company, Inc. (“Fidelity”), which also functions as custodian.

Contributions

Eligible participants may elect to contribute, on a pre-tax basis, from 1% to 25% of their compensation, as defined in the Plan document, subject to certain limitations. The Bank matches the participant’s eligible contributions dollar for dollar up to 4% of the participant’s compensation. The foregoing provisions qualify the Plan as a Safe Harbor Plan in 2012 and 2011. Participants age 50 or older may also make catch-up contributions up to limits specified under the Internal Revenue Code (“IRC”), but such contributions are not taken into account for purposes of determining the Bank’s matching contribution. The Plan Administrator may also allow participants to contribute or roll over assets attributable to their pre-tax contributions from another qualified employee benefit plan. The Plan was amended in 2008 to authorize Legacy Whitney to make discretionary contributions, beginning in 2009, on behalf of participants in the Plan who are either (i) ineligible to participate in the Legacy Whitney qualified defined-benefit pension plan or (ii) subject to the freeze in benefit accruals under that defined-benefit plan. The discretionary contribution for a Plan year is up to 4% of the covered participants’ eligible compensation for such year and is allocated only to participants who are employed on the first and last day of the Plan year or who terminated employment due to death, disability or retirement on or after normal retirement age. The Bank authorized a discretionary contribution totaling $2,490,933 for the 2012 Plan year, all of which was paid in 2013, and the Bank and Legacy Whitney authorized a discretionary contribution of $3,036,030, for the 2011 Plan year, $1,638,343 of which was paid in 2012.

Vesting

Participants vest immediately in their voluntary contributions, matching Bank contributions and investment earnings. Participants vest in their allocated discretionary contribution accounts only after they have completed three years of eligible service, subject to earlier vesting in the case of retirement, death, disability or a reduction in force that occurs after the Merger Date, and prior to December 31, 2012.

Whitney Bank Savings Plus Plan

Notes to Financial Statements

December 31, 2012

Forfeitures

At December 31, 2012 and 2011, forfeited non-vested accounts totalled approximately $0 and $76,183, respectively. For the years ended December 31, 2012 and 2011, approximately $53,896 and $43,000 were added to the forfeiture accounts, respectively. Forfeitures can be used to either reduce future employer contributions or pay administrative expenses. Forfeitures were not used to reduce contributions in 2012.

Benefits

Participants may elect to receive their account value in a lump-sum distribution or, if eligible, in the form of an IRA rollover when they terminate service or in the event of death, disability or retirement. Participants may also transfer their account balance to another tax deferred qualified plan. A lump-sum distribution is subject to certain taxes and penalties imposed by the IRC and to the Plan’s rules regarding the availability of distributions. In certain circumstances, participants who are actively employed may request a hardship withdrawal from their account, but the participant may be subject to federal and state income taxes and the imposition of a penalty tax on such withdrawals in the year of distribution. The Plan has adopted the hardship withdrawal provisions of the Katrina Emergency Tax Relief Act (“KETRA”). The Plan also allows certain withdrawals by actively employed participants who are at least 59-1/2 years of age.

Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions, the Bank’s matching contributions, allocated discretionary contributions by the Bank and investment income, gains and losses.

Participation

Prior to the Merger Date, salaried employees of Legacy Whitney who completed six months or more of employment were eligible to participate in the Plan. Legacy Whitney employees who were participants at the Merger Date and continued to satisfy the eligibility criteria could remain participants after the Merger Date if they were employed by the Bank, Hancock Bank, or certain other affiliates of the Bank. Legacy Whitney employees who were not participants at the Merger Date and employees hired after the Merger Date but before October 1, 2011 through a Legacy Whitney location could have become eligible to participate in the Plan after meeting the eligibility conditions, provided they were employed by the Bank, Hancock Bank, or certain other affiliates of the Bank and would have been classified as of September 30, 2011 as a salaried employee under Legacy Whitney standards. Participation in the Plan was frozen to new participants effective October 1, 2011.

Notes Receivable from Participants

Participants may borrow from their accounts amounts ranging from a minimum of $1,000 to a maximum of 50% of the account balance, not to exceed $50,000. Loan maturities generally range from 1-5 years, but may extend up to 10 years for the purchase of a primary residence. Plan amendments in response to KETRA temporarily increased the loan limit for qualified participants to $100,000, allowed them to borrow up to 100% of their account balances and relaxed certain loan terms. The loans are collateralized by the balance in the participant’s account and are to bear interest at the prime rate as reported in the Wall Street Journal plus 1% or such other rate determined by the Plan Administrator on a uniform and consistent basis. The interest rate on outstanding loan balances ranged between 4.25% and 9.25% for 2012 and 2011. Principal and interest is paid ratably through payroll deductions. Upon origination of a loan, participants are charged an administrative fee. Loan fees are reflected in administrative expenses. Participant loans are presented as notes receivable from participants in the statements of net assets available for plan benefits.

Investment Options

Under the provisions of the Plan, participating employees are allowed to choose the manner in which all of their contributions are invested. Employees may choose from a number of registered investment company investments, e.g. mutual funds, a stable value fund, and an employer securities fund containing the common stock of Hancock.

Whitney Bank Savings Plus Plan

Notes to Financial Statements

December 31, 2012

Cash and Cash Equivalents

From time to time, the Employer Securities Fund holds cash to meet certain distributions and, on a short-term basis, pending investment in additional Hancock stock. During 2012 and 2011, most of the cash held by the Employer Securities Fund was invested in short-term institutional money market funds earning market rates of interest.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Financial Accounting Standards Board (“FASB”) guidance states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common/collective trust. The statements of net assets available for plan benefits present the fair value of the investment in the common/collective trust as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. The Plan’s Benefits Accrual Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers, custodians and insurance company. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

Under the Plan, as amended, the Plan Administrator may elect to charge administrative fees and expenses against the assets of the Plan, subject to certain requirements imposed by applicable law. This election can be made annually and need not be the same each year. The bank bore $14,009 of the Plan’s administrative expenses in 2012.

Certain asset management fees are imposed under each of the investment options offered by the Plan. These management fees are charged against the return earned by the applicable investment option. In general, no sales commission or other front-end or back-end charges (loads) are imposed with respect to the acquisition or disposition of investment options under the Plan. One of the registered investment company investment options deducts a trading fee when shares are held fewer than 90 days.

Whitney Bank Savings Plus Plan

Notes to Financial Statements

December 31, 2012

Payment of Benefits

Benefits are recorded when paid.

Recent Accounting Pronouncements

In May 2011, the FASB issued updated guidance to achieve common fair value measurement and disclosure requirements in U.S. generally accepted accounting principles and international financial reporting standards. Certain provisions clarify the Board’s intent about the application of existing fair value measurement and disclosure, while others change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The guidance is to be applied prospectively and was effective for interim and annual periods beginning after December 15, 2011. The adoption of this guidance did not have a material impact on the Plan’s financial statements.

3.	Investments

The following is a detail of investments that represent 5% or more of net assets as of December 31, 2011. The Plan held no investments or net assets at December 31, 2012 after merging with the Hancock Plan.

2011
Fidelity Advisor Stable Value Portfolio: Class I, at contract value	$25,728,330
Employer Securities Fund	18,346,508
Fidelity Capital Appreciation Fund	15,132,181
Fidelity Contrafund	14,380,929
Fidelity Advisor Equity Income Fund: Institutional Class I	11,488,401
Oakmark Equity & Income Fund—Class I	7,978,450

During 2012, the Plan’s investments (including gains and losses on investments bought, sold, transferred in, and held during the year) appreciated in value by a net $11,799,262 as follows:

Year Ended
December 31,
2012
Investments in Registered Investment Companies	$11,518,739
Investment in Common/Collective Trust	357,845
Investment in Employer Securities Fund	(77,322)

Net Change in Fair Value	$11,799,262

Whitney Bank Savings Plus Plan

Notes to Financial Statements

December 31, 2012

4.	Employer Securities Fund

The Employer Securities Fund held common stock of Hancock Holding Company at December 31, 2011, as shown in the following table. The Plan held no common stock of Hancock Holding Company at December 31, 2012 after merging with the Hancock Holding Company 401(k) Savings Plan.

2011
Number of shares held	573,832
Market value of shares	$18,345,416
As a % of fair value of the Plan’s total investments	13.07%
As a % of the outstanding common shares of Hancock	0.68%

5.	Fair Value Measurements

The FASB defines fair value as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This accounting guidance also emphasizes that fair value is a market-based measurement and not an entity-specific measurement and established a hierarchy to prioritize the inputs that can be used in the fair value measurement process. The inputs in the three levels of this hierarchy are described as follows:

Level 1	Quoted prices in active markets for identical assets or liabilities. An active market is one in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2	Observable inputs other than Level 1 prices. This would include quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3	Unobservable inputs, to the extent that observable inputs are unavailable. This allows for situations in which there is little or no market activity for the asset or liability at the measurement date.

The asset’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan deems transfers between levels of the fair value hierarchy to have occurred on the date of the event or change in circumstance that caused the transfer. There were no transfers between Levels 1 and 2 during the years ending December 31, 2012 or 2011.

The Plan’s investments in registered investment companies (e.g., mutual funds) are valued using the Net Asset Value (“NAV”) of shares held by the Plan at year end. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. The fair value of the Plan’s Employer Securities Fund investment represents the value of the common shares held based on the closing price reported on the exchange on which the shares are traded plus any cash held by the fund.

The following tables below present, by level within the fair value hierarchy, the Plan’s investments at fair value at December 31, 2011. The Plan held no investments at December 31, 2012 after merging with the Hancock Holding Company 401(k) Savings Plan.

Whitney Bank Savings Plus Plan

Notes to Financial Statements

December 31, 2012

	Fair Value Measurement Unit
	Level 1	Level 2	Level 3	Total
December 31, 2011
Registered Investment Companies:
U.S. equity—large cap funds	$46,644,528	$—	$—	$46,644,528
U.S. equity—mid cap funds	7,849,133	—	—	7,849,133
U.S. equity—small cap funds	4,447,328	—	—	4,447,328
Foreign equity—large cap fund	3,548,568	—	—	3,548,568
Target date retirement funds	12,977,762	—	—	12,977,762
Taxable bond funds	11,560,849	—	—	11,560,849
Fixed income fund	430,728	—	—	430,728
Balanced fund	7,978,450	—	—	7,978,450
Common Collective Trust	—	26,576,778	—	26,576,778
Employer Securities Fund	18,346,508	—	—	18,346,508

Total investments at fair value	$113,783,854	$26,576,778	$—	$140,360,632

6.	Risks and Uncertainties

The Plan provides for various investments in registered investment companies, a common/collective trust and an employer securities fund. Investment securities, in general, are exposed to various risks, such as overall market volatility, credit and interest rate risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the value of participants’ account balances and the amounts to be reported in the statements of net assets available for plan benefits for future periods.

7.	Related Party Transactions

The Plan invests in shares of registered investment companies and units of a common/collective trust that are managed by an affiliate of Fidelity, and in an employer securities fund containing Hancock Holding Company common stock. Fidelity is the record keeper and custodian as defined by the Plan and Hancock Holding Company is the Bank’s parent. Therefore, these transactions qualify as related party transactions, which are exempt from the prohibited transaction rules. Additionally, notes receivable from participants are related party transactions which are also exempt from the prohibited transaction rules.

8.	Tax Status

The Plan has received a favorable determination letter dated June 13, 2012, stating that the Plan is qualified under Section 401 of the IRC and the related trust is therefore exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. The Plan has adopted the authoritative guidance for uncertainty in income taxes and the Plan’s management has determined that the adoption of this authoritative guidance had no impact on the financial statements. No provision for income taxes or uncertain tax positions have been included in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

Whitney Bank Savings Plus Plan

Notes to Financial Statements

December 31, 2012

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Plan’s Form 5500:

	December 31,
	2012	2011
Net assets available for benefits per the financial statements	$—	$144,109,581
Less: Contributions receivable	—	(1,638,343)
Less: Amounts allocated to withdrawing participants	—	—
Adjustment from contract value to fair value	—	848,448

Net assets available for benefits per the Form 5500	$—	$143,319,686

The following is a reconciliation of employer contributions per the financial statements to the Plan’s Form 5500:

Employer contributions per the financial statements	$6,108,632
Less: 2012 contributions receivable	(2,616,575)
Add: 2011 contributions receivable	1,638,343

Employer contributions per the Form 5500	$5,130,400

Whitney Bank Savings Plus Plan

Notes to Financial Statements

December 31, 2012

The following is a reconciliation of net appreciation (depreciation) per the financial statements for the year ended December 31, 2012 to the Form 5500:

Net appreciation in fair value of investments per the financial statements	$11,799,262
Add: 2012 Adjustment from contract value to fair value	—
Less: 2011 Adjustment from contract value to fair value	(848,448)

Net appreciation in fair value of investments per the Form 5500	$10,950,814

10.	Subsequent Events

The Plan Administrator has evaluated subsequent events since the date of these financial statements. There were no events or transactions discovered during this evaluation that requires recognition or disclosure in the financial statements.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Whitney Bank Savings Plus Plan (now part of the Hancock Holding Company 401(k) Savings Plan and Trust)

Date: June 28, 2013	By:	/s/ Brian Adams
Name: Brian Adams Title: Plan Administrator

S-1

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

E-1